August 22, 2008

 VIA EDGAR AND FACSIMILE

 Mr. Russell Mancuso
 United States Securities and Exchange Commission
 Division of Corporation Finance
 100 F Street
 Washington, DC 20549

 Re:  NewCardio, Inc.
 Registration Statement on Form S-1 Amendment No. 5
 Filed August 8, 2008
 File No. 333-149166

Dear Mr. Mancuso:

On behalf of NewCardio, Inc. (the “Company”), the following are the Company’s responses to the corresponding numbered comments in the August 18, 2008 letter from the Securities and Exchange Commission (the “Commission”).  The Company has filed on the EDGAR system an amended registration statement on Form S-1, entitled Form S-1/A (No. 6) (the “Amended Form S-1/A (No. 6)”) to conform the Amended Form S-1/A (No. 6) to the Commission’s comments in its above-referenced letter.

Consolidated Financial Statements

1. Please refer to prior comment 6 and include any updated financial statements necessary in your amended filings to comply with Rule 8-08 of Regulation S-X.

Response:

The Company has updated its interim financial statements as at June 30, 2008 within the Amended Form S-1/A (No. 6) to be in compliance with Rule 8-08 of Regulation S-X.  In addition, the Company has also amended its annual report for the year ended December 31, 2007 and the quarterly report for the three months ended March 31, 2008.

2. In future filings and any otherwise-required amendment to this filing, please address the part of prior comment 11 which sought disclosure of the facts relied upon to make the exemption available.  Refer to Item 701(d) of Regulation S-K.

Securities and Exchange Commission
August 22 2008

Response:

The Company has revised its disclosure in the section Recent Sales of Unregistered Securities to include disclosure of facts relied upon to make the exemptions available.

* * * * *

 As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above has been responsive to the Commission’s comments and assists the Commission in evaluating the Amended Form S-1/A (No. 6). If you have any questions or require any additional information or documents, please telephone the undersigned at (212) 930-9700.

Sincerely, /s/ Thomas Rose Thomas Rose

cc:	Paula W. Barnett, Esq.
Branislav Vajdic
Richard Brounstein